SUPPLEMENTAL INDENTURE

THIS **SUPPLEMENTAL INDENTURE**, dated as of March 31, 2008, between **POTOMAC ELECTRIC POWER COMPANY**, a corporation duly organized and existing under the laws of the District of Columbia and the Commonwealth of Virginia, having its principal office at 701 Ninth Street, N.W., Washington D.C. 20068 (herein called the "*Company*"), and **THE BANK OF NEW YORK**, a New York banking corporation, having its principal corporate trust office at 101 Barclay Street, New York, New York 10286, as trustee (herein called the "*Trustee*"). Except as otherwise defined or unless the context otherwise requires, capitalized terms used in this Supplemental Indenture and defined in the Indenture (as hereinafter defined) shall have the meanings specified in the Indenture.

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of November 17, 2003 (the "*Indenture*"), providing for the issuance from time to time of its Securities in an unlimited aggregate principal amount to be issued in one or more series as contemplated therein.

WHEREAS, the Company and the Trustee desire to amend Section 1302(c) of the Indenture to permit any series of Securities to be secured by more than one series of First Mortgage Bonds, pursuant to the terms and subject to the conditions set forth herein.

WHEREAS, pursuant to Section 1201(d) and (k) of the Indenture, the Company and the Trustee are permitted, without the consent of any Holders, to enter into an indenture supplemental to the Indenture to change any provision of the Indenture, provided such change does not adversely affect the interest of the Holders of Securities of any series or Tranche in any material respect.

WHEREAS, the Company has determined that the amendment to Section 1302(c) of the Indenture, as provided for in this Supplemental Indenture, does not adversely affect the interest of the Holders of Securities of any series or Tranche in any material respect.

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized and all acts conditions necessary to make this Supplemental Indenture a valid agreement of the Company have been performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt whereof is hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or any series thereof, as follows:

ARTICLE ONE

AMENDMENT

Section 1.1.   Section 1302(c) of the Indenture is hereby amended and restated in its entirety as follows:

(c)   Any series of First Mortgage Bonds may secure the payment of the principal, premium, if any, and interest on only one corresponding series of Securities. Any series of Securities may be secured by one or more series of First Mortgage Bonds, provided that, in the circumstance where more than one series of First Mortgage Bonds secures the payment of the principal, premium, if any, and interest on a series of Securities, (i) the aggregate principal amount of First Mortgage Bonds of such series of First Mortgage Bonds securing such series of Securities collectively shall equal or exceed the outstanding aggregate principal amount of such series of Securities and (ii) the terms of each series of First Mortgage Bonds securing such series of Securities shall satisfy the conditions of Section 1302(a)(ii) through (vi). Each Security of a series shall specify each of the one or more series of First Mortgage Bonds that secures the Securities of such series.

ARTICLE TWO

MISCELLANEOUS PROVISIONS

Section 2.1.   Except as specifically amended and supplemented by this Supplemental Indenture, the Indenture shall remain in full force and effect and is hereby ratified and confirmed, and the Indenture and this Supplemental Indenture shall together constitute one and the same instrument.

Section 2.2.   This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Supplemental Indenture to the substantive law of another jurisdiction.

Section 2.3.   All covenants and agreements in this Supplemental Indenture by the Company and Trustee shall bind their respective successors and assigns, whether so expressed or not.

Section 2.4.   The Trustee accepts the amendment of the Indenture as hereby effected but only upon the terms and conditions set forth in the Indenture, as amended and supplemented by this Supplemental Indenture.

Section 2.5.   This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 2.6. The Trustee accepts the amendment of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals contained herein, all of which recitals are made solely by the Company, or for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the due authorization hereof by the Company by corporate action or otherwise, or (iii) the due execution hereof by the Company, and the Trustee makes no representation with respect to any such matters.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the day and year first above written.

POTOMAC ELECTRIC POWER COMPANY

By: /s/ A. J. KAMERICK
Name: Anthony J. Kamerick
Title: Vice President and Treasurer

THE BANK OF NEW YORK, as Trustee

By: /s/ CHERYL L. CLARKE
Name: Cheryl L. Clarke
Title: Vice President